FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 16, 2014

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES DECISION RE TYPES OF WHOLESALE LANDLINE SERVICES AND HEARING RE TERMS AND MAXIMUM PRICES

Netanya, Israel – January 16, 2014 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today that the Israeli Ministry of Communications published its decision regarding the types of landline services that shall be offered through the wholesale landline market. In addition, the Ministry of Communications published a hearing regarding terms for the provision of certain wholesale landline services by Bezeq and Hot (the two operators owning full landline infrastructure in Israel) and the maximum prices it intends to set for certain wholesale services that shall be provided by Bezeq. The Company is studying the decision and hearing and at this stage cannot assess what will be the final outcome of the hearing and the influence of such decisions on the Company and its results of operation.

For additional details see the Company's most recent annual report on form 20-F for the year ended on December 31, 2012, filed on March 4, 2013 under “Item 3. Key Information – D. Risk Factors – Risks related to our business – "We operate in a heavily regulated industry, which can harm our results of operation. In recent years, regulation in Israel has materially adversely affected our results", "We face intense competition in all aspects of our business”, and "- Risks related to our wholly owned subsidiary Netvision – changes in the regulatory environment could adversely affect Netvision's business", as well as under “Item 4. Information on the Company – B. Business Overview - Competition”, "- Government Regulation – Tarriff Supervision" and under "NETVISION – ISP Business – Competition" and " NETVISION – Telephony Business – Competition" and its current report on the Company's results of operation for the second quarter of 2013 (on form 6-K) dated August 19, 2013 under "Other developments during the second quarter of 2013 and subsequent to the end of the reporting period – Regulation".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.156 million subscribers (as at September 30, 2013) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel delivery services, internet and fax services, dedicated centers for the hearing impaired, etc. In August 2011, Cellcom Israel completed the acquisition of Netvision Ltd. 013 Netvision Ltd., its wholly owned subsidiary, is a leading Israeli provider of internet connectivity services and international calling services. Cellcom Israel, through its wholly owned subsidiaries also provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Shlomi Fruhling Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Porat Saar GK Investor & Public Relations In partnership with LHA cellcom@GKIR.com Tel: +1 646 233 2161

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 16, 2014	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel